UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Chemomab Therapeutics Ltd.

(Name of Issuer)

Ordinary Shares, no par value American Depositary Shares, each of which represents twenty Ordinary Shares, no par value, evidenced by American Depositary Receipts

(Title of Class of Securities)

16385C104*

(CUSIP Number)

Alejandro Moreno

c/o Access Industries, Inc.

40 West 57th Street, 28th Floor

New York, New York 10019

(212) 247-6400

with copies to:

Matthew E. Kaplan

Debevoise & Plimpton LLP

919 Third Avenue

New York, New York 10022

(212) 909-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 16, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

*	The CUSIP number applies to the American Depositary Shares. No CUSIP number has been assigned to the Ordinary Shares.

CUSIP No. 16385C104

1	NAME OF REPORTING PERSON. Access Industries Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,630,434 shares
	8	SHARED VOTING POWER 3,427,332 shares
	9	SOLE DISPOSITIVE POWER 1,630,434 shares
	10	SHARED DISPOSITIVE POWER 3,427,332 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,057,766 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 2.36%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)

All percentages of ownership of the Ordinary Shares by Reporting Persons presented in this Schedule 13D are based on an aggregate of 213,959,500 Ordinary Shares issued and outstanding, as set forth in the Issuer’s Form 8-K filed with the Securities and Exchange Commission (“SEC”) on March 17, 2021.

CUSIP No. 16385C104

1	NAME OF REPORTING PERSON. Access Industries, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 5,057,766 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 5,057,766 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,057,766 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 2.36%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)

All percentages of ownership of the Ordinary Shares by Reporting Persons presented in this Schedule 13D are based on an aggregate of 213,959,500 Ordinary Shares issued and outstanding, as set forth in the Issuer’s Form 8-K filed with the SEC on March 17, 2021.

CUSIP No. 16385C104

1	NAME OF REPORTING PERSON. Access Industries Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 5,057,766 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 5,057,766 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,057,766 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 2.36%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)

All percentages of ownership of the Ordinary Shares by Reporting Persons presented in this Schedule 13D are based on an aggregate of 213,959,500 Ordinary Shares issued and outstanding, as set forth in the Issuer’s Form 8-K filed with the SEC on March 17, 2021.

CUSIP No. 16385C104

1	NAME OF REPORTING PERSON. Clal Biotechnology Industries Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC, OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,427,332 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 3,427,332 shares
	10	SHARED DISPOSITIVE POWER 0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,427,332 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒(1)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 1.60%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Excludes 1,630,434 Ordinary Shares, represented by 81,522 ADSs that are owned directly by Access Industries Holdings LLC.
(2)

All percentages of ownership of the Ordinary Shares by Reporting Persons presented in this Schedule 13D are based on an aggregate of 213,959,500 Ordinary Shares issued and outstanding, as set forth in the Issuer’s Form 8-K filed with the SEC on March 17, 2021.

CUSIP No. 16385C104

1	NAME OF REPORTING PERSON. Len Blavatnik
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 5,057,766 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 5,057,766 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,057,766 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 2.36%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

All percentages of ownership of the Ordinary Shares by Reporting Persons presented in this Schedule 13D are based on an aggregate of 213,959,500 Ordinary Shares issued and outstanding, as set forth in the Issuer’s Form 8-K filed with the SEC on March 17, 2021.

AMENDMENT NO. 5 TO SCHEDULE 13D

This amendment to Schedule 13D is being filed by Access Industries Holdings LLC (“AIH”), Access Industries Management, LLC (“AIM”), Access Industries, LLC (“Access LLC”), Clal Biotechnology Industries Ltd. (“CBI”) and Len Blavatnik (collectively, the “Reporting Persons”, and each, a “Reporting Person”) relating to the American Depositary Shares, no par value (“ADSs”), evidenced by American Depositary Receipts, each of which represents twenty ordinary shares, no par value per share (the “Ordinary Shares”), of Chemomab Therapeutics Ltd. f/k/a Anchiano Therapeutics Ltd. (the “Issuer”). As a result of CBI’s relationships with the other Reporting Persons, it is possible that CBI may be deemed a member of a “group”, within the meaning of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with such other Reporting Persons. CBI is making this filing as a precautionary matter and this filing shall not be deemed an admission that CBI is a member of a group or is subject to the reporting requirements of Section 13 of the Exchange Act.

The Schedule 13D filed with the Securities and Exchange Commission on February 21, 2019, (the “Schedule”), as amended and supplemented by Amendment No. 1 filed on December 31, 2019, Amendment No. 2 filed on January 13, 2020, Amendment No. 3 filed on March 31, 2020 and Amendment No. 4 filed on December 21, 2020, is hereby amended and supplemented by the Reporting Persons as set forth below in this Amendment No. 5. This amendment is filed by the Reporting Persons in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, and refers only to information that has materially changed since the filing of the Schedule. The items identified below, or the particular paragraphs of such items which are identified below, are amended as set forth below. Unless otherwise indicated, all capitalized terms used and not defined herein have the respective meanings assigned to them in the Schedule.

Item 4	Purpose of Transaction

The disclosure in Item 4 is hereby amended to add the following to the end thereof:

On March 16, 2021, pursuant to the Agreement and Plan of Merger (the “Merger Agreement”), dated as of December 14, 2020, by and among Anchiano Therapeutics Ltd., CMB Acquisition Ltd., an Israeli limited company and wholly-owned subsidiary of Anchiano Therapeutics Ltd. (“Merger Sub”), and Chemomab Ltd., an Israeli limited company (“Chemomab”), Anchiano Therapeutics Ltd. completed the previously announced merger transaction, pursuant to which Merger Sub merged with and into Chemomab, with Chemomab surviving such merger as a wholly owned subsidiary of Anchiano Therapeutics Ltd. (the “Merger”).

In connection with the Merger, and following the effective time of the Merger (the “Effective Time”), the Issuer effected a reverse share split of the Issuer’s ordinary shares at a ratio of 4:1 (the “Reverse Split”) and increased the number of ordinary shares per ADS from 5 to 20. Following the Reverse Split and closing of the Merger there are approximately 10,697,975 issued and outstanding ADSs outstanding.

In accordance with the Merger, on March 16, 2021, Isaac Kohlberg, a director of CBI resigned from the Issuer’s board of directors and any respective committees of the Board of which he was a member. The resignation was not the result of any disagreements with the Issuer relating to its operations, policies or practice.

Item 5	Interest in Securities of the Issuer

(a) and (b) The responses of each of the Reporting Persons with respect to Rows 11, 12, and 13 of the cover pages of this Schedule 13D that relate to the aggregate number and percentage of common stock (including but not limited to footnotes to such information) are incorporated herein by reference.

The responses of each of the Reporting Persons with respect to Rows 7, 8, 9, and 10 of the cover pages of this Schedule 13D that relate to the number of common stock as to which each of the persons or entities referenced in Item 2 above has sole or shared power to vote or to direct the vote of and sole or shared power to dispose of or to direct the disposition of (including but not limited to footnotes to such information) are incorporated herein by reference.

1,630,434 Ordinary Shares, represented by 81,522 ADSs, are owned directly by AIH and may be deemed to be beneficially owned by Access LLC, AIM and Len Blavatnik because (i) Access LLC controls a majority of the outstanding voting interests in AIH, (ii) AIM controls Access LLC and AIH, and (iii) Len Blavatnik controls AIM, Access LLC and AIH. Each of the Reporting Persons (other than AIH), and each of their affiliated entities and the officers, partners, members and managers thereof, disclaims beneficial ownership of these securities.

3,427,332 Ordinary Shares may be deemed beneficially owned by CBI, including (i) 2,348,909 ordinary shares, represented by 171,366 ADSs owned directly by CBI and (ii) 1,078,423 ordinary shares issuable upon exercise of a warrant owned directly by CBI. CBI is a publicly traded company traded on the Tel Aviv Stock Exchange. Each of AIH, Access LLC, AIM and Mr. Blavatnik may be deemed to share voting and investment power over the ordinary shares owned directly by CBI because (i) Len Blavatnik controls AIM, AIH, Access LLC and AI International GP Limited (the general partner of AI SMS, as defined below), (ii) Access LLC controls a majority of the outstanding voting interests in AIH, (iii) AIM controls Access LLC and AIH, (iv) AIH owns a majority of the equity of AI SMS L.P. (“AI SMS”), (v) AI SMS controls AI Diversified Holdings Ltd. (“Holdings Limited”), (vi) Holdings Limited owns AI Diversified Parent S.à r.l., which owns AI Diversified Holdings S.à r.l., which owns Access AI Ltd (“Access AI”); (vii) Access AI wholly owns Clal Industries Ltd. (“CI”); and (viii) CI is the controlling shareholder of CBI. Each of the Reporting Persons (other than CBI), and each of their affiliated entities and the officers, partners, members and managers thereof, disclaims beneficial ownership of these securities.

(c) The following transactions in the Issuer’s securities have been effected by Reporting Persons within the 60 days prior to this filing:

None.

(d) Not applicable.

(e) On March 16, 2021, following the Reverse Split and the Merger, the Reporting Persons beneficially own less than 5% of the outstanding ordinary shares.

Item 7	Materials to Be Filed as Exhibits

Exhibit	Description
99.9	Joint Filing Agreement, dated as of April 15, 2021.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 15, 2021

ACCESS INDUSTRIES HOLDINGS LLC	/s/ Alejandro Moreno Alejandro Moreno

ACCESS INDUSTRIES MANAGEMENT, LLC	/s/ Alejandro Moreno Alejandro Moreno

ACCESS INDUSTRIES, LLC	/s/ Alejandro Moreno Alejandro Moreno

CLAL BIOTECHNOLOGY INDUSTRIES LTD.	/s/ Ofer Gonen Ofer Gonen /s/ Assaf Segal Assaf Segal

* Len Blavatnik

*	The undersigned, by signing his name hereto, executes this Schedule 13D pursuant to the Limited Power of Attorney executed on behalf of Mr. Blavatnik and filed herewith.

By:	/s/ Alejandro Moreno
Name: Alejandro Moreno
Attorney-in-Fact